UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of December 2004

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: December 21st, 2004	By:	/s/ David Newman

(Signature)

David Newman
Director

Cardiff and Cheal Updates

Wellington, New Zealand –December 20, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

The Cardiff-2 well (Austral 25.1%, operator) is presently drilling ahead beneath 4670m ( 15,300 feet) and is expected to reach its TD near 4,900m ( 16,000 feet ) in the next few days. Last week, electric logs were acquired over the uppermost 200m (700 feet) of the Kapuni Formation, above 4,200m (13,800 feet). These are of good quality, and are interpreted to show gas within reservoir sand units, particularly in the McKee and K1A Sands, which are both well developed. The K3E Sands, which are the main producers in the adjacent Kapuni giant gas-condensate field, are expected to be intersected below 4,800m (15,700 feet). However, on the basis of the log evaluation of the Upper Kapuni alone, it is intended that Cardiff-2 will be cased in preparation for testing after electric logs are run at TD.

Flow-testing of the Cheal-A4 well (Austral 36.5%, operator) utilizing a steam circulation procedure has now been completed. During this test, the well produced at maximum rates exceeding 300 barrels per day, and a total of 2,654 barrels of oil have now been produced from Cheal-4. However, this production approach does not fully address the challenges of producing this waxy, high pour-point oil; and it has been decided that jet-pumping of the well is a preferred alternative which is likely to achieve higher production rates on a sustained basis. Accordingly, the well has been temporarily shut-in to allow necessary site reconfiguration work to be completed. Jet-pump production testing is expected to commence early in the New Year. Both Cheal-A3X and Cheal-A4 wells will then be test produced using this jet pump configuration at both the deeper Mt Messenger pay level and the shallower Urenui pay level.

We remind all New Zealand warrant holders that exercise of their warrants must be completed before 5pm New Zealand Summer Time on 5th January 2005, when the warrants will expire.

We wish all our shareholders a very happy Christmas and a prosperous New Year.

CONTACT: Investor Relations: tel: 1 800 3043631 USA/Canada

+644 476 2529 New Zealand

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.